[LETTERHEAD OF IPG PHOTONICS CORPORATION]

June 7, 2012

VIA EDGAR

Mr. Jay Webb

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	IPG Photonics Corporation

Form 10-K for the year ended December 31, 2011

Filed February 27, 2012

File No. 0001-33155

Dear Mr. Webb:

Below are the responses of IPG Photonics Corporation (the “Company”) to the Comment Letter dated May 31, 2012 regarding the Company’s Form 10-K for the year ended December 31, 2011. The responses are in the same order in which your letter was written.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 2

1.

To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K in your future filings, as applicable. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please also provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of

Regulation S-K in your future filings, as applicable.

RESPONSE: The Company uses small amounts of limited rare earth metals in the components that the Company manufactures. The amounts of rare earth elements used in each product and the total cost of rare earth elements as a percentage of the total product price are extremely small. The Company believes that the supply of and access to rare earth metals have not materially affected our business. Accordingly, we do not believe that additional disclosure is warranted at this time under Item 101(c)(1)(iii) of Regulation S-K. The Company will continue to monitor the supply of and access to rare earth metals in the future to determine whether additional disclosure is required. To date, we have not experienced difficulties in obtaining supplies of the rare earth elements that we use and such elements remain readily available from several sources. We are not aware of the use of or access to rare earth metals by our customers, nor would our customers have reason to tell us. Accordingly, we do not believe that additional risk factor or trend disclosure is required under Items 503(c) or 303 of Regulation S-K. However, if access to rare earth metals by our suppliers creates material uncertainties or risks for our business in the future, the Company will provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K in its future filings, as applicable.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition, page F-9

2.	We note from your Management’s Discussion and Analysis disclosures on page 41 that you offer volume discounts to customers that buy multiple units. If such discounts are material, in future filings please revise your revenue recognition accounting policy disclosures to explain how you account for and present the referenced volume discounts in your financial statements.

RESPONSE: We state on page 41 that “Furthermore, we offer volume discounts to customers that buy multiple units.” Please note that, when certain customers agree to purchase multiple units, we quote a price that is at a discount to our standard price. The discounted amount is the invoiced amount and is recognized as revenue when all of the revenue recognition criteria have been met. We do not offer price breaks based on volumes of purchases made (i.e., we do not rebate amounts previously charged or collected when certain volume targets are achieved) and the final purchase price of our products sold is known when the orders are shipped. If a customer fails to meet the volume targets, we may not grant such discounts on future purchases. On rare occasions, we may attempt to bill and collect the previously granted discounts and any such discounts would only be recognized when the appropriate revenue recognition criteria have been met. If the level of such discounts were to have a material effect on our revenue or our overall financial performance, we would add appropriate disclosure to our Management’s Discussion and Analysis. In future filings, we will clarify the disclosure in our Management’s Discussion and Analysis as follows:

“Furthermore, we may negotiate discounted selling prices from time to time with certain customers that purchase multiple units.”

3.	We noted disclosures herein that you “defer revenue on multiple element arrangements if the fair values of the undelivered elements are not known”. Please tell us the specific authoritative U.S. GAAP that you believe supports the referenced policy disclosures and revise future filings, as necessary, to clarify your accounting policy for multiple element arrangements. In your response to this comment please also tell us how your referenced accounting policy is consistent with the guidance at FASB ASU 2009-13.

RESPONSE: As disclosed in our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011, we adopted the requirements of FASB ASU 2009-13. In response to the adoption of the requirements of ASU 2009-13, beginning on January 1, 2011, our accounting policy with respect to revenue from orders with multiple deliverables, as disclosed in the above quarterly reports, was as follows:

Revenue from orders with multiple deliverables is divided into separate units of accounting when certain criteria are met. These separate units generally consist of equipment and installation. The consideration for the arrangement is then allocated to the separate units of accounting based on their relative selling prices. The selling price of equipment is based on vendor specific objective evidence and the selling price of installation is based on third party evidence. Applicable revenue recognition criteria are then applied separately for each separate unit of accounting. Equipment revenue is generally recognized upon the transfer of ownership which is typically at the time of shipment. Installation revenue is recognized upon completion of the installation service which is typically completed within 30 to 90 days of delivery. Returns and customer credits are infrequent and are recorded as a reduction to revenue. Rights of return are generally not included in sales arrangements.

However, we inadvertently failed to update the disclosure in Note 1 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2011 to reflect our revised accounting policy. Accordingly, Note 1 incorrectly stated that we “defer revenue on multiple element arrangements if the fair values of the undelivered elements are not known.” We will correct our disclosures related to multiple element arrangements in future filings so that they are consistent with the disclosures in our 2011 quarterly reports.

4.	We noted disclosures on page 30 that “even though we control a supermajority of the shares and a majority of the board, certain actions require unanimous shareholder approval”. Please tell us more about the rights of the minority shareholders of NTO IRE-Polus. Also, provide us with an analysis of your consideration of the guidance at FASB ASC 810-10-25, including paragraphs 1-14 thereof. Finally, revise your disclosures in future filings to discuss the impact of any NTO IRE-Polus non-controlling rights on your NTO IRE-Polus consolidation accounting conclusions.

We have considered each of the paragraphs 1-14 in ASC 810-10-25 in arriving at our conclusion that we should continue to consolidate NTO IRE-Polus (“NTO”). Based on paragraph 3, 810-10-25 is applicable to our situation; and the other paragraphs (1, 2, and 5-8) describe or define the facts and circumstances to consider and the accounting policy to follow in each.

Specifically, ASC 810-10-25-9 requires the “… considerations of noncontrolling shareholder rights,” specifically:

a.	Protective rights

b.	Substantive participating rights

c.	Factors to consider in evaluating noncontrolling shareholder rights.

The noncontrolling rights that we considered are as follows:

The following items require unanimous or 90% approval of the stockholders (described below as “participants”) of NTO:

1.	approval of certain amendments to NTO’s charter,

2.	resolutions to reorganize or liquidate,

3.	certain decisions to increase NTO’s charter capital (primarily related to decisions which are other than proportional to the participants’ ownership interests),

4.	resolutions to impose extra obligations on all participants, provide, terminate or restrict additional rights open to all participants or grant extra rights to specific participants,

5.	resolutions to change the business purpose of the entity,

6.	resolutions to add to the charter provision for the restriction of the maximum size of a participant’s share and for the limitation of changes in the ratio of participants’ shares, and also to amend such provisions or delete them from charter,

7.	changes to the pre-emptive rights of the participants in the charter,

8.	sales of ownership interests other than pro rata among participants,

9.	approving material transactions exceeding 50% of book value,

10.	determination of the number of directors, and

11.	distribution of profits.

The following are additional items requiring a supermajority (75%) approval of the stockholders of NTO:

1.	approval of amendments to NTO’s charter related to the amount of charter capital and the establishment of branches and representative offices,

2.	certain other decisions to increase NTO’s charter capital, and

3.	a decrease in NTO’s charter capital.

We believe those noncontrolling rights are best described as protective rights as defined in ASC 810-10-25-10 and under paragraph 810-10-25-7 would not “… overcome the presumption that the owner of a majority voting interest shall consolidate its investee.” We do not believe any of the above would be considered substantive participating rights (as discussed in ASC 810-10-25-11).

All other decisions (many of which would otherwise meet the definition of “ordinary course of business” in paragraph 8) need to be approved by a simple majority of the participants (shareholders) or rest within the purview of the General Director.

We have considered the rights of the minority participants and concluded that: (a) through our 77.5% ownership interest and our control of 3 of the 4 board seats, we possess the necessary controlling financial interest in NTO; and (b) the rights granted to the minority shareholders are considered protective rights and would not overcome the presumption of consolidation by IPG Photonics Corporation and subsidiaries (i.e., the investors with the majority voting interests). Additionally, the General Director, appointed by a simple majority of the Board of Directors of NTO, is responsible for executing the day-to-day activities of NTO in accordance with the annual operating plan (approved by a simple majority of the Board of Directors). Furthermore, the substantive participating rights that provide the right to effectively participate in significant decisions of NTO are vested in the General Director of NTO position or are subject to a simple majority vote of the Board of Directors.

In our consideration of whether or not to consolidate NTO, we also specifically considered ASC 810-10-25-13 which states:

The following factors shall be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in significant decisions related to the investee’s ordinary course of business:

a.	Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

b.	The corporate governance arrangements shall be considered to determine at what level decisions are made—at the shareholder level or at the board level—and the rights at each level also shall be considered. In all situations, any matters that can be put to a vote of the shareholders shall be considered to determine if other investors, individually or in the aggregate, have substantive participating rights by virtue of their ability to vote on matters submitted to a shareholder vote.

c.	Relationships between the majority and noncontrolling shareholders (other than investment in the common investee) that are of a related-party nature, as defined in Topic 850, shall be considered in determining if the participating rights of the noncontrolling shareholder are substantive. For example, if the noncontrolling shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the noncontrolling shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee.

d.	Certain noncontrolling rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the investee. Noncontrolling rights related to items that are not considered significant for directing and carrying out the activities of the investee’s business are not substantive participating rights and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Examples of such noncontrolling rights relate to decisions about location of investee headquarters, name of investee, selection of auditors, and selection of accounting principles for purposes of separate reporting of investee operations.

e.	Certain noncontrolling rights may provide for the noncontrolling shareholder to participate in significant decisions that would be expected to be made in certain business activities in the ordinary course of business; however, the existence of such noncontrolling rights shall not overcome the presumption that the majority shall consolidate, if it is remote that the event or transaction that requires noncontrolling shareholder approval will occur.

f.	An owner of a majority voting interest who has a contractual right to buy out the interest of the noncontrolling shareholder in the investee for fair value or less shall consider the feasibility of exercising that contractual right when determining if the participating rights of the noncontrolling shareholder are substantive. If such a buyout is prudent, feasible, and substantially within the control of the majority owner, the majority owner’s contractual right to buy out the noncontrolling owner demonstrates that the participating right of the noncontrolling shareholder is not a substantive right. The existence of such call options, for purposes of the General Subsections, negate the participating rights of the noncontrolling shareholder to veto an action of the majority shareholder, rather than create an additional ownership interest for that majority shareholder. It would not be prudent, feasible, and substantially within the control of the majority owner to buy out the noncontrolling shareholder if, for example, the noncontrolling shareholder controls technology that is critical to the investee or the noncontrolling shareholder is the principal source of funding for the investee.

Relative to Paragraph a, we initially controlled 87.5% of the shares of NTO and, after the $20 million investment by Rusnano in 2011, we controlled 77.5%. In each case, our percentage ownership was considered to be of such significance that the noncontrolling shareholder had a small economic interest. Paragraph b was not considered particularly relevant as our control at both levels was in excess of 75%. Relative to Paragraph c, there were no relationships between IPG (majority) and Rusnano (noncontrolling shareholder) (other than investment in the common investee) that are of a related-party nature and needed to be considered.

Paragraph d was relevant to our consideration. The 5-year business plan of NTO underlying Rusnano’s investment contained a use of proceeds budget and provided for the continuance of NTO’s business purpose — broadly, the development, manufacture and selling of optical equipment, components, integrated systems and accessories. This business purpose is consistent with the IPG Photonics Corporation business objective and that of its subsidiaries, including NTO. However, in executing such business plan, we did not cede control of any of the participating rights of the nature described in Paragraph d to the minority shareholders. This was consistent with the passive investment nature of Rusnano’s investment funds.

Paragraphs e and f both are consistent with our conclusion to continue to consolidate NTO. Of particular importance to our analysis is the Company’s contractual call right to purchase the minority interest for a fixed amount equal to the amount invested by the minority investor plus interest. The call right, exercisable December 2013, is within the exclusive control of the Company and further demonstrates that “the participating right of the noncontrolling interest is not a substantive right” pursuant to paragraph f. The investor is a financial investor and does not provide or control any technology used by NTO.

Based on the foregoing, we have concluded that the noncontrolling rights of the minority participants are protective rights that would not overcome the presumption of consolidation of NTO with IPG Photonics Corporation or do not provide for effective participation, i.e., the ability to block significant decisions proposed by the majority voting interest (i.e., IPG Photonics Corporation). As such, NTO IRE-Polus has been included our consolidated financial statements.

We will clarify the disclosure on page 30 in future filings as follows:

Even though we control a supermajority of the shares and a majority of the board, certain actions require unanimous shareholder approval, including changes to capital, additional investments, use of proceeds other than initially agreed to uses and amounts, distributions, transactions in excess of agreed upon amounts and related party transactions. We consider these to be protective rights as defined under ASC 810-10-25, “Consolidation” and, accordingly, we consolidate the financial information of NTO IRE-Polus in our consolidated financial statements.

5.	We see disclosures herein that in December 2010 you entered into an investment agreement with an unrelated third party, The Russian Corporation for Nanotechnology (“Rusnano”) and under the investment agreement Rusnano acquired a 12.5% non-controlling interest in NTO and warrants to purchase up to an additional 12.5% of NTO. We also see you indicated Rusnano invested $25 million and $20 million in NTO in December 2010 and June 2011, respectively. With respect to the aforementioned transaction, please address the following:

•	tell us how your accounting for the referenced investments complied with the guidance at FASB ASC 810-10-45, including paragraph 21A-24 thereof, or other authoritative U.S. GAAP;

•

tell us where and how the Rusnano cash investment amounts of $25 and $20 million are presented in the redeemable non-controlling interest reconciliations in this Note and in your financial statements as well as why the presentation is appropriate and in accordance with U.S. GAAP and

•

tell us what the amounts labeled “increase to the initial redemption value” in the redeemable non-controlling interest reconciliation in this Note represent and how such amounts are accounted for and presented in your financial statements.

RESPONSE:

Initial measurement:

ASC 810-10-45-23 states that:

Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

Example 1 (paragraph 810-10-55-4B) illustrates the application of this guidance.

Case A: Change Results in Recognition of Noncontrolling Interest

55-4C Subsidiary A has 10,000 shares of common stock outstanding, all of which are owned by its parent, Entity ABC. The carrying amount of Subsidiary A’s equity is $200,000. Entity ABC sells 2,000 of its shares in Subsidiary A to an unrelated entity for $50,000 in cash, reducing its ownership interest from 100 percent to 80 percent. That transaction is accounted for by recognizing a noncontrolling interest in the amount of $40,000 ($200,000 × 20 percent). The $10,000 excess of the cash received ($50,000) over the adjustment to the carrying amount of the noncontrolling interest ($40,000) is recognized as an increase in additional paid-in capital attributable to Entity ABC. ARB 51, paragraph 33.

For the initial $25 million investment in December 2010, Rusnano received a 12.5% non-controlling interest (“NCI”) and warrants to purchase up to an additional 12.5% of NTO. The equity of NTO on the date of the investment was $66.7 million, resulting in a NCI of $8.3 million (12.5% x $66.7 million). The fair value of the investment was $24.8 million ($25 million less transaction costs of $0.2 million) and was allocated between the NCI ($24.6 million) and the fair value of the warrants ($0.2 million). The excess of the fair value received ($24.6 million) over the carrying amount of the NCI ($8.3 million) was recognized as an increase in additional paid-in capital and accumulated other comprehensive income (“AOCI”) of $16.3 million ($15.9 million credited to additional paid-in capital and $393,000 to AOCI).

In accordance with ASC 480-10-S99-3A (see paragraph 12) and ASC Subtopic 805-20-30, Identifiable Assets and Liabilities, and Any Noncontrolling Interest (see paragraph 30-1), the initial carrying amount of the NCI should be fair value.

This required an allocation of the initial $25 million purchase price. At inception, we compared the fair value of the redeemable NCI (the ASC 480-10-S99-3A amount or $24.6 million) to the ASC 810, Consolidation, amount and increased the redeemable NCI to $24.6 million. The difference of $16.3 million was charged to additional paid-in capital and has been presented in the reconciliation as an “Increase to the initial redemption value.”

Similarly, for the $20 million investment in June 2011, 10% of NTO’s net assets were $10.2 million and the “Increase to the initial redemption value” was $9.8 million.

Presentation:

Paragraph 2 of ASC 480-10-S99-3A requires equity securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

As discussed in Note 7 to the consolidated financial statements for the year ended December 31, 2011, the redeemable NCI can be put for cash after the passage of time. Therefore, it is required to be classified outside of permanent equity in the consolidated financial statements.

Subsequent measurement:

On an ongoing basis we allocate earnings and losses to the NCI and remeasure the NCI to its redemption amount, as required by ASC 480-10-S99-3A. Effectively, this required the Company to measure the redeemable NCI at the greater of the amount that would be required under ASC Topic 810, Consolidation, and the amount that would be required under ASC 480-10-S99-3A. With respect to the application of ASC 480-10-S99-3A, we made three accounting elections, as follows:

First, paragraph 15 of ASC 480-10-S99-3A requires an election between two alternatives, and states (in part):

…If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

a.	Accrete changes in the redemption value over the period from the date of issuance…to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.

b.	Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Second, paragraph 22 of ASC 480-10-S99-3A requires an election between two alternatives, and states (in part):

b.

Noncontrolling interest in the form of common stock instrument. …Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a non-fair value redemption feature do impact earnings per share; however, the manner in which those adjustments reduce or increase income available to common stockholders of the parent may differ.[20] If the terms of the redemption feature are fully considered in the attribution of net income under Paragraph 810-10-45-21, application of the two-class method is unnecessary. If the terms of the redemption feature are not fully considered in the attribution of net income under Paragraph 810-10-45-20, application of the two-class method at the subsidiary level is necessary in order to determine net income available to common stockholders of the parent.

20 Subtopic 810-10 does not provide detailed guidance on the attribution of net income to the parent and the noncontrolling interest. The SEC staff understands that when a noncontrolling interest is redeemable at other than fair value some registrants consider the terms of the redemption feature in the calculation of net income attributable to the parent (as reported on the face of the income statement), while others only consider the impact of the redemption feature in the calculation of income available to common stockholders of the parent (which is the control number for earnings per share purposes).

Finally, the NCI’s share of income or loss does not affect consolidated net income of the parent; rather, net income or loss attributable to the NCI is presented below consolidated net income. When the redemption amount is greater than the ASC 810-10 carrying amount (i.e., after the allocation of comprehensive income or loss to the NCI), an entity should, in accordance ASC 480-10-S99-3A, record an additional entry for the excess. Entities may account for the excess by using either of the following two methods:

1.	Record the excess as net income (loss) attributable to the noncontrolling interest, thereby directly affecting net income (loss) attributable to the parent.

2.	Record the excess in retained earnings (or, in the absence of retained earnings, additional paid-in capital), which does not directly affect net income (loss) or net income (loss) attributable to the parent but is treated as an adjustment in arriving at income available to common stockholders of the parent (i.e., the numerator used in the computation of the consolidated entity’s earnings per share).

Based on the above, we made the following accounting elections:

The Company adopted the interest method to accrete changes in the redemption value of the redeemable NCI from the date of issuance to the earliest redemption date.

The Company adopted a policy to record any excess redemption amounts that affect earnings per share as a charge to retained earnings or, absent retained earnings, additional paid-in capital. Any changes that do not affect earnings per share will be recorded to additional paid-in capital.

In accordance with ASC 810-10-45, the Company will first record changes to the carrying value of the NCI that relate to the NCI’s share of consolidated net income and other comprehensive income. These amounts will be presented in the attribution of net income below consolidated net income. After recording the NCI’s share of net income, the Company will compare the carrying value of the redeemable NCI to its current accreted redemption (puttable) value calculated in the manner described below.

In order to the determine the puttable value of the redeemable NCI the Company has been accreting both the interest “earned” by Rusnano (at 4%) as well as “changes in the redemption value” from its initial value to the redemption value at the earliest redemption date on a straight line basis at each balance sheet date. In the above scenario, the $0.20 million difference between the initial fair value of the noncontrolling interest and the $25 million “investment” as well as the $0.20 million of legal and accounting fees will be (have been) accreted (ing) to the non-controlling interest between the transaction date and the earliest redemption date (the 5th anniversary of the investment agreement) on a straight line basis, which approximates the interest method. Changes in the redeemable amount calculated in such a manner are non-fair value changes.

Net income (loss) attributable to the NCI and the NCI’s share of other comprehensive income will increase or decrease the carrying value of the redeemable NCI and reduce or increase net income attributable to common stockholders. To the extent that this amount is not sufficient to adjust the carrying value of the redeemable NCI to its accreted puttable value, an additional carrying value adjustment will be required. This carrying value adjustment will be charged to retained earnings or, absent retained earnings, additional paid-in capital and will reduce net income available to common shareholders in the calculation of EPS in accordance with the two-class method. If no such excess adjustment is required, the non-fair value adjustment that relates to the accretion of the redemption amount will have been captured in the net income or loss attributed to the NCI and the NCI’s share of other comprehensive income. Therefore, it will have been fully accounted for in the attribution of net income and the two class method of calculating earnings per share (“EPS”) will not be required. Any excess of the closing value of the redeemable NCI to the accreted puttable value can be credited to retained earnings or additional paid-in capital only to the extent that such an adjustment represents recoveries of amounts previously charged to EPS. It should be noted that all shareholders must consent to the payment dividends during the first five years of the Rusnano investment. However, if a dividend were approved, declared and paid, it would not reduce the potentially puttable amount ultimately due by the Company although, upon payment, it would reduce the carrying value of the redeemable NCI. Therefore, the payment of a dividend prior to the expiration of the put could reduce the carrying value of the redeemable NCI to below its accreted puttable value at the end of the period and would result in an additional charge to retained earnings or additional paid-in capital that would affect EPS to the extent that such an adjustment would be akin to a redemption in excess of fair value.

If you have any questions regarding our response or require additional information, please contact me at (508) 373-1124 or Angelo Lopresti, the Company’s General Counsel, Secretary and Vice President, at (508) 373-1123.

Sincerely,

IPG Photonics Corporation

By: /s/ Timothy P.V. Mammen

Title: Chief Financial Officer and Vice President

Cc:	Dennis Hult

   U.S. Securities and Exchange Commission

Robert Van Dore

   Deloitte & Touche LLP

David A. Sakowitz

   Winston & Strawn LLP